DAVIS & ASSOCIATES

(A PROFESSIONAL LAW CORPORATION)

-SECURITIES, BUSINESS & INTERNATIONAL LAWYERS-

LOS ANGELES	NEWPORT BEACH
(310) 823-8300	LONDON

(213) 400-2007

don@securities-attys.com

Respond To:

P.O. Box 852

Palos Verdes Estates, CA

90274

July 27, 2022

To:	Mara Ransom
Divison of Corporate Finance
Office of Trade & Services
Securities And Exchange Commission

Re:	Mobile Global Esports, Inc.
Registration Statement on Form S-1, Amendment # 6
Filed July 26, 2022
File No. 333-261877

Gentlemen,

We represent Mobile Global Esports, Inc. in this matter as outside legal counsel.

I believe we have complied with the various requirements we have agreed with staff upon, necessary for staff to clear this Registration and the Company’s offering.

Attached are requests for effectivness from both the Issuer, and the Underwriter which we are now filing.

We are hopeful the SEC can accelerate effectness of this registration statement to sometime tomorrow, Thursday, July 28, 2022, before the close of business, so we can close on the transaction with the underwriter tomorrow. This is crtical for the Company and the underwriter, particularly given the current volatility of our financial markets.

We appreciate staff’s help in working with us to get our filing to this point, and hope staff will be able to accomodate us on this last request.

Again, thank you for your support.

If you have questions, suggestions or additional thoughts, please contact me at your earliest convenience, by cell phone to (213) 400-2007

Very Truly,

/S/ Donald G. Davis, for the Law Offices of Davis & Associates.

Donald G. Davis